

August 17, 2010

Mr. Rob Krolik
Chief Financial Officer
Move, Inc.
910 East Hamilton Avenue, 6th Floor
Campbell, CA 95008

> **Re:** **Move, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 5, 2010**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 000-26659**

Dear Mr. Krolik:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 3. Legal Proceedings, page 16

1.   We note your reference to disclosure in the footnotes to your financial statements in this section. In future filings, please separately discuss any material pending legal proceedings in this section of your Form 10-K. Refer to Item 103 of Regulation S-K for guidance.

Financial Statements and Notes

Consolidated Statements of Cash Flows, page 43

2.   We note that your statements of cash flows begin with income (loss) from continuing operations. In future filings, please provide a reconciliation of net income (loss) to cash provided by (used in) operating activities either on the face of the statements or in the accompanying notes, pursuant to FASB ASC 230-10-45-29 through 31.

Note 2 – Summary of Significant Accounting Policies

Identifiable Intangibles, Goodwill and other Long-Lived Assets, page 46

3.   You indicate that you now test goodwill for impairment on a consolidated entity
        basis. Please explain to us how you considered the guidance in FASB ASC 350-20-
        35-38.

Note 7 – Fair Value Measurements, page 54

4.   We note that you have included disclosures concerning recurring fair value
        measurements for financial assets and liabilities. In future filings, please also include
        disclosures regarding non-recurring fair value measurements, such as impairments of
        goodwill, intangible or long-lived assets, as applicable. Refer to FASB ASC 820-10-
        50-5 for guidance.

DEFINITIVE PROXY STATEMENT

Corporate Governance Matters, page 12

5.   It appears that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please tell us the basis for your conclusion that disclosure is not
        necessary, and describe the process you undertook to reach that conclusion.

Leadership Structure, page 12

6.   We note your disclosure about the board's role in risk oversight beginning on page
        12. In future filings, please further describe the effect of risk oversight on the board's
        leadership structure. Please provide us with sample disclosure and confirm that you
        will provide similar disclosure in future filings. Refer to Item 407(h) of Regulation
        S-K for guidance.

Compensation Discussion and Analysis, page 19

7.   We note that you disclosed the compensation for your former and current chief
        executive officers, former and current chief financial officers, chief revenue officer,
        executive vice president and former president. Please explain why you did not
        include another highly compensated executive officer as required by Item
        402(a)(3)(iii) of Regulation S-K.

Executive Compensation for 2009, page 26

Base Salary, page 26

8.   We note that you entered into employment agreements with Messrs. Berkowitz and
        Krolik, which provided base salaries of $525,000 and $325,000, respectively. In
        future filings, please discuss in more detail how and why the company determined the
        base salaries awarded. For example, please discuss if the salaries were solely based

on negotiations with the named individual or if other factors, such as salaries paid by
your peer group, were taken into account when making the determination. Provide us
with sample disclosure and confirm that you will provide similar disclosure in future
filings.

Annual Cash Incentive Bonuses, page 27

Individual Performance Objectives, page 28

9.   We note that each named executive officer had certain individual performance
objectives to meet for the fiscal year. We further note that the committee evaluated
whether each officer met those objectives and then assigned a percentage level of
achievement accordingly. In future filings, please discuss in more detail how the
committee determined that each officer should be assigned the specific percentage
that he or she did. For example, we note that it was determined that Mr. Samuelson
achieved a level of 125%, please discuss why that percentage was assigned to Mr.
Samuelson's achievement with respect to the individual objectives assigned to him.
Provide us with sample disclosure and confirm that you will provide similar
disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

You may contact Michael Pokorny at (202) 551-3714 or myself at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief